FOR IMMEDIATE RELEASE

Golden Goliath’s Summer Exploration Program Yields More High

Grade Gold/Silver Results at Uruachic Camp

Vancouver, Canada, July 24, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that diamond drilling and underground work is continuing with very encouraging results at both the San Timoteo and Las Bolas properties, which are part of its 100% owned Uruachic mining camp in Chihuahua Mexico. Results from an Induced polarization (I.P.) geophysical survey recently completed at San Timoteo II have now been received. The Company has also received an Advanced Spaceborne Thermal Emission & Reflection (ASTER) analysis report for the Uruachi district by Ward E. Kilby P.Geo of Cal Data Ltd., Kelowna, BC.  The report has delineated some highly altered zones & important mineral spectra that are similar to the Carlin Trend Deposits and other large hydrothermal systems. The results from the I.P. survey and ASTER analysis outline several new targets and drilling of those targets will follow.

Las Bolas Property

Very encouraging results are starting to be returned at Las Bolas, with an entirely new, high grade target being developed in the area of the old El Manto mine on the western side of the property. This target comprises extensive carbonaceous and dark lutite manto-like units that can carry extremely high silver and gold grades.

Golden Goliath has drilled 1,675 metres in 10 diamond drill holes on the Las Bolas property in 2008. BD-08-01 & BD-08-02 have been previously released (please see news release dated May28, 2008) and the Company is waiting for final results for drill hole BD-08-07 to BD-08-11. The most significant drill results are tabulated below.

The Company is particularly encouraged with intercept in drill hole BD-08-3 grading 9.87 gms gold/tonne and 3,090 gms silver/tonne. This intercept is a fine grained, carbonaceous, lutite with intercalated graphite and is a manto-like unit at a depth of approximately 160m that is similar to gold bearing rocks in the Carlin trend in Nevada.  A second manto layer was also encountered in this hole at a depth of approximately 95m.  These units have been intercepted with thicknesses up to 4m in subsequent holes over a 700-metre area for which assays have not yet been received.  A grab sample taken outside the nearby El Manto tunnel returned 10.70 gms gold/tonne and 929 gms silver/tonne. Extensive work is ongoing in this important and extremely promising area, which coincides with an IP chargeablity anomaly at 150m depth that is spread over approximately 1,033m long and 533m wide and is open to the north.

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San Timoteo Property

In 2008 Golden Goliath has drilled 5,783.1 metres to date in 21 diamond drill holes on its 100% owned San Timoteo property. Current drilling is focused around the old San Martin tunnel in order to extend the zone outlined in the Company’s May 22, 2008 press release. Apart from drilling, excellent results have also been returned from direct underground sampling within the San Martin tunnel, including 20 m grading 5.96 gms gold/tonne and 202 gms silver/tonne, 10 m grading 6.72 gms gold/tonne with 142 gms silver/tonne and 4.5 m grading 1.01 gms gold/tonne and 1,545 gms silver/tonne.

Drill holes assays for drill holes ST-08-1, ST-08-2, ST-08-3, ST-08-5 & ST-08-7 have previously been released (please see news release dated May22, 2008 & April 10, 2008). Assays for diamond drill holes ST-08-15, ST-08-16, ST-08-17, and ST-08-18 are pending.  Drill holes ST-DD-08-19 and ST-DD-08-20 are still being logged and sampled.

Golden Goliath has received assays for the following San Timoteo drill holes:

ST-08-06, ST-08-08 to ST-08-12 has no significant gold / silver assays to report.  The company is waiting for final results for drill hole ST-08-16 to ST-08-21

The San Timoteo results continue to infill the two perpendicular zones shown on the map below.

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Commenting on the news, Mr. Paul Sorbara, Golden Goliath’s CEO stated “We are very pleased with this latest round of sample and drilling assays. These results, when combined with the success of our past drilling programs continue to confirm our original thesis that the Uruachic Camp hosts a large interconnected hydrothermal mineralized zone with both pockets and blanket style manto formations containing high grade gold and silver concentrations.  We plan to continue our aggressive drilling campaign on these targets along with several new ones identified in the recent ASTER analysis for the balance of 2008 with the expectation that we will soon have sufficient data to support our initial 43-101 resource calculation”.

Assays are done using traditional methods at Inspectorate Labs and Chemex Labs.  The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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